October 24, 2013

VIA EDGAR

Mr. Robert F. Telewicz Jr.

Senior Staff Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	Arlington Asset Investment Corp.

Form 10-K for fiscal year ended December 31, 2012

Filed on February 8, 2013

File No. 001-34374

Dear Mr. Telewicz:

This letter is submitted in response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated October 17, 2013 with respect to the Form 10-K for the fiscal year ended December 31, 2012 of Arlington Asset Investment Corp. (the “Company”), which was filed with the Commission on February 8, 2013 (the “Form 10-K”).

For convenience of reference, the Staff comments contained in your October 17, 2013 comment letter are reprinted below in italics, numbered to correspond with the paragraph number assigned in your letter, and is followed by the corresponding response of the Company.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Executive Summary

1.	On page 35, you disclose that the increase in your MBS portfolio is due to $129.2 million of equity capital raised in 2012. However, on page 39, you disclose that the $9.2 million increase in net interest income is primarily the result of fully deploying your investable capital on a levered basis to your MBS portfolio. We further note that short term borrowings as of December 31, 2012 increased by approximately $850 million in comparison to the prior year. Please clarify for us whether the increase in your MBS portfolio is solely the result of investing capital from your equity issuance and revise your disclosure in future filings as necessary.

RESPONSE: The increase in the Company’s mortgage backed securities (“MBS”) portfolio was a combination of acquiring MBS with the equity capital raised in 2012 as well as with cash borrowed on a leveraged basis as a result of the capital raised. The Company will revise its disclosure in future filings to clarify the use of leverage in addition to capital raised when describing the increase in the Company’s MBS portfolio.

2.	Please provide us with and enhance your disclosure to include a more detailed description of the adjustments made to GAAP net income to arrive at Non-GAAP core operating income specifically the (1) adjusted expenses and (2) adjusted interest related to purchase discount accretion line items. In your response and revised disclosure please fully describe the nature of the adjustments and an explanation as to why these adjustments are necessary to provide a performance measure that is meaningful to investors. In addition, please explain to us how your “adjusted expenses” adjustment complies with Item 10(e)(ii)(B) of Regulation S-K.

RESPONSE: Adjusted expenses included in the GAAP net income to non-GAAP core operating income reconciliation include two components:

•	legacy litigation expenses; and

•	non-cash income tax provisions.

The legacy litigation expenses relate to legal matters arising from events related to business activities that the Company exited in 2009 – primarily sub-prime mortgage origination and broker/dealer operations. We believe the adjustment of these expenses complies with Item 10(e)(ii)(B) of Regulation S-K because no similar legal matters have recurred or are reasonably likely to recur because they relate to businesses exited by the Company in 2009.

The non-cash income tax provisions relate to non-cash tax provision items such as interest accrual on an uncertain tax position and deferred tax assets and liabilities. For example, historically, we have accrued interest related to an uncertain tax position taken during 2009, of which the federal portion was reversed during the second quarter of 2013 as a result of the completion of an audit by Internal Revenue Service. The remaining state portion is expected to be reversed during the fourth quarter of 2013 because we believe that the statute of limitation expired as of October 15, 2013. No similar adjustments for non-cash income tax provision is expected after the fourth quarter of 2013 as there are no other uncertain tax positions since 2009.

The Company will disclose these two components noted above separately in future filings.

Additionally, the Company will change the caption “Adjusted interest related to purchase discount accretion” to “Non-cash interest income related to purchase discount accretion” to clarify that this amount represents interest income recognized in excess of cash receipts related to contractual interest income and also indicate it is not an expense item.

We believe that the adjustment to this non-GAAP measurement is necessary to assist investors in better understanding the impact of these legacy litigation expenses and non-cash items on our performance and may provide additional clarity around our forward earnings capacity and trends. This non-GAAP measurement is used by the Company’s management to analyze and assess operating results and dividends. Additionally, it is an important measure for shareholders as it is one of the principal measures used by the Company’s Board of Directors in establishing the Company’s cash dividend policy.

Results of Operations

3.	Please enhance your disclosures on pages 39 and 40 to present changes in net interest income attributable to changes in volume, changes in rate and changes in rate/volume of your interest earning assets and interest bearing liabilities or explain to us why the disclosure is not necessary. Reference is made to paragraph I C of Industry Guide 3.

RESPONSE: The Company acknowledges the Staff’s comment and agrees that certain supplemental information is informative and provides additional information to the readers of the Company’s financial statements and periodic reports filed with the Commission pursuant to the Securities Exchange Act of 1934, as amended. While the Company does not believe it technically is required to comply with Industry Guide 3, as it is not a bank holding company or a bank and does not engage in lending or deposit activities, the Company acknowledges the guidance of Staff Accounting Bulletin (“SAB”) 11-K that certain disclosures under Industry Guide 3 should be applied by certain other registrants to the extent particular guidance is relevant and material to the operations of an entity.

Therefore, the Company reassesses on an on-going basis the applicability of Industry Guide 3 under the guidance of SAB 11-K and applies, as deemed applicable, the requirements of Industry Guide 3 in preparing its financial statements and related disclosures.

As to the requirements of paragraph I. C of Industry Guide 3, the Company discloses interest income and expense by major category of assets and liabilities and related yield or cost in a tabular format along with a narrative description of the changes on the portfolio and operations under the section of “Management’s Discussion and Analysis of Financial Condition and Results of Operations” (“MD&A”) entitled “Results of Operations.” The Company believes that the change in volume and rate is less relevant to the Company’s business and operations than the information currently provided. The Company will continue to assess the applicability and relevance of the requirements of Industry Guide 3 to the Company’s business in future filings.

4.	We note that you recorded an other-than-temporary impairment charge of approximately $15.2 million. Please tell us and enhance your disclosure to provide a more detailed discussion of the circumstances that lead you to record the impairment charge. In your response tell us whether the impairment charge is indicative of a deteriorating credit trend in your private MBS portfolio.

RESPONSE: The Company determines the level of “other-than-temporary impairment charges” (“OTTI”) in accordance with the requirements under the guidance of the applicable FASB Codification, specifically, ASC 310-30, Loans and Debt Securities Acquired with Deteriorated Credit Quality.

The Company acquires certain non-agency private-label MBS at a discount to par. These securities were purchased at a discount as a result of market fluctuations and also historical actual and market expected future credit losses.

With each purchase, the Company prepares an analysis by aggregating data on historic credit metrics, prepayments, and severities. For each bond purchase, the Company generates an estimated cashflow based on the purchase assumptions. The Company then compares each bond’s undiscounted future expected cashflows to the purchase value to determine the amount of accretable yield. Subsequently, at each remeasurement date, the Company recalculates the accretable yield based on the undiscounted expected cash flows.

The subsequent re-valuation of each bond is based on estimates of the future expected cash flows based on our observation of current information and events and applying a number of assumptions related to prepayment rates, interest rates, default rates, loss severity and discount rates. To the extent available, the Company applies market based assumptions obtained from external sources such as market analyst reports, recent market transactions and projections.

As disclosed under “Summary of Significant Accounting Policies” in the financial statements and “Critical Accounting Policies” in MD&A, the Company re-evaluates the undiscounted expected future cash flows and the changes in cash flows from those originally projected at the time of purchase or when last revised. The undiscounted expected cash flows are estimated for each security based on key collateral performance statistics discussed above. These collateral performance statistics generally vary by security given the unique attributes of the underlying collateral, historical performance and structure of each of the Company’s securities. Thus, any decline in expected future cash flows since acquisition would be based on the unique circumstances for a given security. For those securities in an unrealized loss position, the difference between the carrying value and the net present value of expected future cash flows, discounted using the current effective interest rate, is recorded as OTTI.

In addition, the Company also discloses the significant inputs and the ranges of the significant unobservable inputs used to estimate undiscounted expected future cash flows in the footnotes to the financial statements and the key performance statistics such as delinquencies, level of credit enhancements, loss severity, and prepayment rates supplemented by the analysis of the trends in key credit performance indicators under the “Quantitative and Qualitative Disclosures about Market Risk – Credit Risk” in MD&A. As disclosed in MD&A, our overall expectation on credit performance was either constant or improving. Therefore, we do not believe the OTTI charges for the year-ended December 31, 2012 was indicative of a deteriorating credit trend in our MBS portfolio.

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The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at 703-373-0200.

Very truly yours,

/s/ Kurt R. Harrington
Kurt R. Harrington
Executive Vice President, Chief Financial Officer and Chief Accounting Officer